

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

July 2, 2010

Kris Canekeratne
Chief Executive Officer
Virtusa Corporation
2000 West Park Drive
Westborough, MA 01581

      **Re: Virtusa Corporation
           Registration Statement on Form S-3
           Filed June 15, 2010
           File No. 333-167505**

Dear Mr. Canekeratne:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to you registration statement and the information you provided in response to these comments, we may have additional comments.

General

1.   We have received your application dated May 27, 2010 requesting confidential treatment for certain portions of Exhibits 10.35 and 10.36 to your latest annual report on Form 10-K. We will promptly review the application for confidential treatment. Comments, if any, will be provided in a separate letter. Please be advised that your registration statement will not be declared effective until all issues relating to your confidential treatment request have been resolved.

2.   We note that, as required, you are incorporating by reference into your prospectus your latest annual report on Form 10-K. We also note that the information required by Part III of your Form 10-K is further incorporated by reference from your definitive proxy statement. However, as of the date of this letter, you have not yet filed your definitive proxy statement. Please be advised that we are unable to declare

your registration statement effective until you have either filed the definitive proxy statement or included the Part III information in your Form 10-K. See Question 123.01 of our Compliance and Disclosure Interpretations relating to Securities Act Forms.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Courtney Haseley, Staff Attorney, at (202) 551-3548, or me at (202) 551-3503 with any questions.

Sincerely,

David Orlic
Staff Attorney

cc: Via Facsimile: (617) 523-1231
        John J. Egan III, Esq.
        Edward A. King, Esq.
        Goodwin Procter LLP